UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                               AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 December 6, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 2 of 12 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
     AEA XM Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  3,160,910
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  3,160,910
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,160,910
________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 3 of 12 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
     AEA XM Investors I LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  2,799,038
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  2,799,038
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,160,910
________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 4 of 12 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
     AEA XM Investors II LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  361,872
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  361,872
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,160,910
________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 5 of 12 Pages
-----------------------------                      -----------------------------



                                    Preamble
                                    --------

           This Amendment No. 2 ("Amendment No. 2") relates to the Schedule 13D Statement (the "Schedule 13D") originally filed on August 18, 2000, by AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities" and together with AEA XM Investors Inc., the "Reporting Persons"), in connection with the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Convertible Preferred Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer, as described in Item 3 of Schedule 13D.

           The text of items 5, 6 and 7 and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect that on or about December 6, 2001, the Issuer made a public offering of Class A Common Stock (the "Equity Offering"), resulting in a change in the number of shares beneficially owned by several of the stockholders of the Issuer as described in Item 5 herein, and pursuant to which the AEA Entities executed and delivered to Morgan Stanley & Co. Incorporation ("Morgan Stanley") a Lock-Up Agreement (the "Lock-Up Agreement"), as described in Item 6 herein.

           Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           The first and second paragraphs of Item 5 are hereby amended and restated in their entirety as follows:

           The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Shareholders' Agreement. On the date of the Stockholders' Agreement, the group was composed of the following: (1) General Motors; (2) DIRECTV; (3) Clear Channel; (4) Telcom;
(5) Madison Dearborn; (6) Baron; (7) Columbia; (8) AEA XM Entities; (9) Honda; and (10) and Motient Corporation. Due to certain transfers of shares of Class A Common Stock by Motient Corporation that occurred between the date of the Shareholders' Agreement and the date of this Amendment No. 2, and based solely upon information provided to the Reporting Persons by the Issuer, Rare Medium Group, Inc. and Hughes Electronics Corporation, as transferees of Motient Corporation have become parties to

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 6 of 12 Pages
-----------------------------                      -----------------------------

the Shareholders' Agreement and Motient Corporation is no longer a party. The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock of the Issuer held by the other members of the group, and the filing of this Amendment No. 2 by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock of the Issuer held by the other members of the group.


           Based solely upon information provided to the Reporting Persons by the Issuer, the Reporting Persons believe that as of December 6, 2001, the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date, as set forth in the table below. The Issuer's Series A convertible preferred stock, par value $0.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis. The Series C Convertible Preferred Stock is convertible into Class A Common Stock at the current conversion price of $21.17 per share.

               Name of Beneficial Owner            Number of Shares             Percentage
               ------------------------            ----------------             ----------

               GM                                       5,553,252                    6.9%
               DIRECTV                                  1,053,636                    1.4%
               CLEAR CHANNEL                            8,329,877                   10.1%
               COLUMBIA                                 1,053,636                    1.4%
               TELCOM                                   2,581,211                    3.4%
               MADISON DEARBORN                         2,634,090                    3.4%
               HONDA                                    2,634,091                    3.4%
               BARON                                    1,843,864                    2.4%
               RARE MEDIUM GROUP, INC.                  5,000,000                    6.3%
               HUGHES ELECTRONICS CORP.                   718,184                    1.0%
               AEA XM ENTITIES                          3,160,910                    4.1%

           The fifth paragraph of Item 5 is hereby supplemented to add the following:

           To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock for the 60 days prior to February 19, 2002, except that on January 16, 2002, Pierce J. Roberts, Jr. received options to acquire 10,000 shares of Class A Common Stock at an exercise price of $14.99 per share, pursuant to the Issuer's 1998 Shares Award Plan. All such options vested upon grant.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 7 of 12 Pages
-----------------------------                      -----------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           Item 6 is hereby supplemented to add the following:

           The following summary description is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is incorporated herein by reference and is filed as Exhibit 6 herein.

           Pursuant to the Lock-Up Agreement, the AEA XM Entities have agreed that during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 90 days after the date of the final prospectus relating to the Equity Offering, but no later than March 15, 2002, they will not (a) without the prior written consent of Morgan Stanley, sell or otherwise dispose (or publicly announce their intention to do the foregoing) of any shares of capital stock of the Issuer, or any securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Issuer that the AEA XM Entities currently beneficially own (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended), or may beneficially own in the future; provided that the conversion of the Issuer's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock or Class B common stock into Class A Common Stock is not prohibited; or (b) make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock, other than "piggy-back" registration rights on future issuances of Class A Common Stock.

Item 7.    Materials to be Filed as Exhibits.
           ----------------------------------

           Item 7 is hereby supplemented to add the following:



           Exhibit No.          Description
           -----------          -----------

                    6 Lock-Up Agreement, dated December 7, 2001, delivered to Morgan Stanley & Co. Incorporated by AEA XM Investors I LLC and AEA XM Investors II LLC.

                    7           Joint Filing Agreement, dated as of February 19,
                                2002.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 8 of 12 Pages
-----------------------------                      -----------------------------



                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2002

                                    AEA XM INVESTORS INC.


                                    By:   /s/  Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President


                                    AEA XM INVESTORS I LLC

                                    By:  XM Investors I LP, its managing member

                                    By:  AEA XM Investors Inc., its general
                                         partner


                                    By:   /s/  Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President


                                    AEA XM Investors II LLC

                                    By:  XM Investors II LP, its managing member

                                    By:  AEA XM Investors Inc., its general
                                         partner


                                    By:   /s/  Christine J. Smith
                                        -------------------------------
                                        Name:  Christine J. Smith
                                        Title: Vice President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 9 of 12 Pages
-----------------------------                      -----------------------------



                                Index to Exhibits
                                -----------------


                  Exhibit No.   Description
                  -----------   -----------

                  6 Lock-Up Agreement, dated December 7, 2001, delivered to Morgan Stanley & Co. Incorporated by AEA XM Investors I LLC and AEA XM Investors II LLC.

                  7             Joint Filing Agreement, dated as of February 19,
                                2002.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 10 of 12 Pages
-----------------------------                      -----------------------------


                                                             Exhibit 6
                                                             ---------

                                Lock-Up Agreement


                                                             December 7, 2001

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY  10036

Dear Sirs and Mesdames:

        The undersigned understands that Morgan Stanley & Co. Incorporated ("Morgan Stanley") proposes to enter into an Underwriting Agreement (the "Underwriting Agreement") with XM Satellite Radio Holdings Inc., a Delaware corporation (the "Company") providing for the public offering (the "Public Offering") by the several underwriters, including Morgan Stanley (the "Underwriters"), of 11,500,000 shares (the "Shares") of Class A Common Stock of the Company, par value $0.01 per share (the "Common Stock"), including the Underwriters' over-allotment option.

        To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, and will not permit its subsidiaries to, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the "Prospectus"), but in no event later than March 15, 2002, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the sale of any Shares to the Underwriters pursuant to the Underwriting Agreement or (b) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering. Nothing herein shall prohibit any conversion of the Company's Series A convertible preferred stock, Series B convertible redeemable preferred stock, Series C convertible redeemable preferred stock or Class B common stock into Common Stock. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley on behalf of the Underwriters, it will not, and will not permit its subsidiaries to, during the period

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 11 of 12 Pages
-----------------------------                      -----------------------------

commencing on the date hereof and ending 90 days after the date of the Prospectus, but in no event later than March 15, 2002, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, other than "piggy-back" registration rights on future issuances of Common Stock by the Company. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's shares of Common Stock except in compliance with the foregoing restrictions.

        The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

        Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

                             Very truly yours,

                             AEA XM Investors I LLC
                             By:  AEA XM Investors II LP,
                                  Its Member

                             By:  AEA XM Investors Inc.,
                                  Its General Partner

                             By: /s/ Christine J. Smith
                                -------------------------
                                Christine J. Smith
                                Vice President

                             AEA XM Investors II LLC
                             By:  AEA XM Investors II LP,
                                  Its Member
                             By:  AEA XM Investors Inc.,
                                  Its General Partner

                             By: /s/ Christine J. Smith
                                -------------------------
                                Christine J. Smith
                                Vice President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 12 of 12 Pages
-----------------------------                      -----------------------------

                                                                       Exhibit 7
                                                                       ---------
                             Joint Filing Agreement
                             ----------------------

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Dated:  February 19, 2002

                             AEA XM INVESTORS INC.

                             By:   /s/  Christine J. Smith
                                 --------------------------------
                             Name:  Christine J. Smith
                             Title: Vice President

                             AEA XM INVESTORS  I LLC

                             By:  XM INVESTORS I LP, its managing member
                             By:  AEA  XM INVESTORS INC., its general partner

                                  By:   /s/  Christine J. Smith
                                      ---------------------------
                                      Name:  Christine J. Smith
                                      Title: Vice President


                             AEA XM INVESTORS  II LLC
                             By:  XM INVESTORS II LP, its managing member
                             By:  AEA XM INVESTORS INC., its general partner

                                  By:   /s/  Christine J. Smith
                                      ---------------------------
                                      Name:  Christine J. Smith
                                      Title: Vice President